Exhibit 99.1
MakeMyTrip Limited Announces Details of Annual Meeting of Shareholders
New Delhi and New York, September 8, 2011: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s largest online travel company1 and the parent company of MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc. and Luxury Tours & Travel Pte Ltd, announced today that the annual meeting of its shareholders will be held on Friday, September 30, 2011, beginning at 5:00 pm, Indian local time, at Ground Floor, Tower A, Plot No. 243, Udyog Vihar, Phase 1, Gurgaon — 122016, India. The Company’s notice of annual meeting and form of proxy were issued on September 6, 2011.
The Company’s annual report on Form 20-F for the financial year ended March 31, 2011 (the “Annual Report”), containing its annual consolidated financial statements for the financial year ended March 31, 2011 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on September 2, 2011.
The Company’s Annual Report, notice of the annual meeting, form of proxy and annual unconsolidated financial statements for the financial year ended March 31, 2011 are available on the Company’s investor relations website at http://investors.makemytrip.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to jonathan.huang@makemytrip.com.
About MakeMyTrip Limited and MakeMyTrip.com:
MakeMyTrip Limited, the parent company of MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc. and Luxury Tours & Travel Pte Ltd, is India’s largest online travel company1. The company’s services and products include air tickets, customized holiday packages, hotels, rail tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 4,700 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.
For more details, please contact:
Jonathan Huang
MakeMyTrip Limited
+1 (646) 405-1311
jonathan.huang@makemytrip.com

(1)	Based on 2009 Gross Bookings (Source: PhoCus Wright)